Exhibit 99.1

Uxin Reports Unaudited Financial Results for the Quarter Ended September 30, 2024

BEIJING, November 25, 2024 –Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), China’s leading used car retailer, today announced its unaudited financial results for the quarter ended September 30, 2024.

Highlights for the Quarter Ended September 30, 2024

●	Transaction volume was 7,046 units for the three months ended September 30, 2024, an increase of 25.7% from 5,605 units in the last quarter and an increase of 81.4% from 3,884 units in the same period last year.

●	Retail transaction volume was 6,005 units, an increase of 46.8% from 4,090 units in the last quarter and an increase of 162.6% from 2,287 units in the same period last year.

●	Total revenues were RMB497.2 million (US$70.9 million) for the three months ended September 30, 2024, an increase of 23.9% from RMB401.2 million in the last quarter and an increase of 39.6% from RMB356.1 million in the same period last year.

●	Gross margin was 7.0% for the three months ended September 30, 2024, compared with 6.4% in the last quarter and 6.2% in the same period last year.

●	Loss from operations was RMB38.6 million (US$5.5 million) for the three months ended September 30, 2024, compared with RMB62.5 million in the last quarter and RMB66.4 million in the same period last year.

●	Non-GAAP adjusted EBITDA[1] was a loss of RMB9.2million (US$1.3 million), compared with a loss of RMB33.9 million in the last quarter and a loss of RMB45.9 million in the same period last year.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, commented, “We are excited to report another record-breaking quarter. From July to September 2024, our retail transaction volume reached 6,005 units, marking a 47% sequential increase and a 163% year-over-year growth. Our superstore model has proven to be successful, showcasing strong competitiveness and significant growth potential. Customer satisfaction, measured by NPS, has risen to 66, maintaining the highest level in the industry for 11 consecutive quarters. Looking ahead, we will continue to enhance our inventory levels, expand value-added services, and optimize our service network. We anticipate retail transaction volume to be within the range of 7,800 units to 8,100 units from October to December, representing over a 150% year-over-year increase.”

1This is a non-GAAP measure. We believe non-GAAP measures help investors and users of our financial information understand the effect of adjusting items on our selected reported results and provide alternate measurements of our performance, both in the current period and across periods. See our Financial Supplement, filed as Exhibit 99.1 to our Current Report on Form 6-K on November 25, 2024 with the SEC, "Unaudited Reconciliations of GAAP And Non-GAAP Results" for a reconciliation and additional information on non-GAAP measures.

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Mr. Dai continued, “Additionally, our expansion into new regions is progressing smoothly. Following our partnership agreement with the Zhengzhou Airport Economic Zone, we are pleased to announce a new collaboration with the Wuhan Municipal Government. Both Zhengzhou and Wuhan are provincial capital cities with about 5 million vehicles each, offering excellent conditions for operating used car superstores. The new superstores in these two cities will continuously drive sales growth and enhance our performance in the coming years.”

Mr. Feng Lin, Chief Financial Officer of Uxin, said: “To better align with customary practices and to synchronize the financial reporting cycles of our parent company and Chinese subsidiary, we have adjusted our fiscal year. After this change, our fiscal year will coincide with the calendar year, running from January 1 to December 31, instead of the previous period from April 1 to March 31. This change aims to make our financial disclosures more accessible and understandable for our investors. Building on this alignment, we delivered robust financial results in the quarter. Total revenues were RMB497 million, with retail vehicle sales revenue reaching RMB444 million, a year-over-year increase of 79%. Our gross margin further improved to 7% compared to the previous quarter. Adjusted EBITDA loss narrowed to RMB 9.2 million, representing an 80% reduction year-over-year. Looking ahead, we are on track to achieve our first positive quarterly EBITDA in the upcoming quarter, a significant milestone in our financial performance. With these strong results, the company is now firmly positioned for sustainable, long-term growth.”

Financial Results for the Quarter Ended September 30, 2024

Total revenues were RMB497.2 million (US$70.9 million) for the three months ended September 30, 2024, an increase of 23.9% from RMB401.2 million in the last quarter and an increase of 39.6% from RMB356.1 million in the same period last year. The increases were mainly due to the increase of retail vehicle sales revenue.

Retail vehicle sales revenue was RMB444.4 million (US$63.3 million) for the three months ended September 30, 2024, representing an increase of 36.8% from RMB325.0 million in the last quarter and an increase of 78.5% from RMB248.9 million in the same period last year. For the three months ended September 30, 2024, retail transaction volume was 6,005 units, an increase of 46.8% from 4,090 units in the last quarter and an increase of 162.6% from 2,287 units in the same period last year. The increases in retail vehicle sales revenue were mainly due to the increase of retail transaction volume. By offering superior products and services, the Company’s superstores have built strong customer trust and established Uxin as the leading brand in regional markets, leading to a high in-store customer conversion rate. Additionally, as the overall used car market began to recover starting from mid-year, the Company proactively expanded the inventory size while maintained an inventory turnover rate much faster than the industry average.

Wholesale vehicle sales revenue was RMB37.8 million (US$5.4 million) for the three months ended September 30, 2024, a decrease of 40.8% from RMB63.9 million in the last quarter and a decrease of 61.9% from RMB99.3 million in the same period last year. For the three months ended September 30, 2024, wholesale transaction volume was 1,041 units, representing a decrease of 31.3% from 1,515 units in the last quarter and a decrease of 34.8% from 1,597 units in the same period last year. Wholesale vehicle sales refer to vehicles purchased by the Company from individuals that do not meet the Company’s retail standards and are subsequently sold through online and offline channels. The decreases were mainly due to improved inventory capacity and reconditioning capabilities, and an increased number of acquired vehicles were reconditioned to meet the Company’s retail standards, rather than being sold through wholesale channels.

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Other revenue was RMB15.0 million (US$2.1 million) for the three months ended September 30, 2024, compared with RMB12.3 million in the last quarter and RMB7.9 million in the same period last year.

Cost of revenues was RMB462.4 million (US$65.9 million) for the three months ended September 30, 2024, compared with RMB375.6 million in the last quarter and RMB334.0 million in the same period last year.

Gross margin was 7.0% for the three months ended September 30, 2024, compared with 6.4% in the last quarter and 6.2% in the same period last year. Firstly, the Company is increasing the proportion of vehicles acquired directly from individual car owners intending to sell their existing cars, which on average are more profitable compared to other vehicle supply channels. Secondly, the Company is focusing on enhancing the penetration of high-margin value-added services, which will further improve its gross profit margin.

Total operating expenses were RMB84.3 million (US$12.0 million) for the three months ended September 30, 2024.

●	Sales and marketing expenses were RMB56.1 million (US$8.0 million) for the three months ended September 30, 2024, a decrease of 5.5% from RMB59.4 million in the last quarter and an increase of 15.7% from RMB48.4 million in the same period last year. Compared with the same period last year, in addition to the increased salaries for the sales teams, the year-over-year increase was also attributed to the increase in right-of-use assets depreciation expenses as a result of relocation to the Company’s Hefei Superstore in September 2023.

●	General and administrative expenses were RMB26.1 million (US$3.7 million) for the three months ended September 30, 2024, representing a decrease of 7.3% from RMB28.1 million in the last quarter and a decrease of 25.7% from RMB35.1 million in the same period last year. Due to the execution of multiple rounds of cost-saving and efficiency-enhancing initiatives, salaries and benefits expenses for personnel performing general and administrative functions decreased accordingly.

●	Research and development expenses were RMB2.4 million (US$0.3 million) for the three months ended September 30, 2024, representing a decrease of 30.1% from RMB3.4 million in the last quarter and a decrease of 74.4% from RMB9.2 million in the same period last year. The decreases mainly resulted from less IT service acquired by the Company’s research and development functions and decrease in salaries and benefits expenses of employees engaged in these functions.

Other operating income, net was RMB10.8 million (US$1.5 million) for the three months ended September 30, 2024, compared with RMB2.8 million for the last quarter and RMB3.2 million in the same period last year. The increases were mainly due to proceeds from government award.

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Loss from operations was RMB38.6 million (US$5.5 million) in the three months ended September 30, 2024, compared with RMB62.5 million for the last quarter and RMB66.4 million in the same period last year.

Interest expenses were RMB24.1 million (US$3.4 million) for the three months ended September 30, 2024, representing an increase of 5.4% from RMB22.9 million in the last quarter and an increase of 212.5% from RMB7.7 million in the same period last year. The year-over-year increase was mainly due to the increase of interest expenses on finance lease liabilities relating to the lease of Changfeng Superstore in September, 2023.

Net loss from operations was RMB59.2 million (US$8.4 million) for the three months ended September 30, 2024, compared with a net loss of RMB49.8 million for the last quarter and net loss of RMB57.1 million for the same period last year.

Non-GAAP adjusted EBITDA was a loss of RMB9.2 million (US$1.3 million) for the three months ended September 30, 2024, compared with a loss of RMB33.9 million in the last quarter and a loss of RMB45.9 million in the same period last year.

Liquidity

As of September 30, 2024, the Company had cash and cash equivalents of RMB29.1 million, compared to RMB23.3 million as of March 31, 2024.

The Company has incurred accumulated and recurring losses from operations, and cash outflows from operating activities. In addition, the Company’s current liabilities exceeded its current assets by approximately RMB403.6 million as of September 30, 2024.

The Company’s ability to continue as a going concern is dependent on management’s ability to increase sales, achieve higher gross profit margin and control operating costs and expenses to reduce the cash that will be used in operating cash flows, and to enter into financing arrangements, including but not limited to renewal of the existing borrowings and obtaining new debt and equity financings. There is uncertainty regarding the implementation of these business and financing plans, which raises substantial doubt about the Company’s ability to continue as a going concern. The accompanying unaudited financial information does not include any adjustment that is reflective of these uncertainties.

Recent Development

Equity Investment Agreement with Wuhan Junshan Urban Asset Operation Co., Ltd.

On October 16, 2024, the Company, through its wholly-owned subsidiary Uxin (Anhui) Industrial Investment Co., Ltd. (“Uxin Anhui”), entered into an equity investment agreement with Wuhan Junshan Urban Asset Operation Co., Ltd. (“Wuhan Junshan”), a company indirectly controlled by Wuhan City Economic & Technological Development Zone, to establish a subsidiary of the Company. Uxin Anhui will contribute RMB66.7 million and Wuhan Junshan will contribute RMB33.3 million, representing approximately 66.7% and 33.3% of the subsidiary’s total registered capital, respectively.

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Share Subscription Agreement with Lightwind Global Limited

On November 4, 2024, Uxin announced that, in connection with the memorandum of understanding previously announced on September 13, 2024, the Company has entered into a share subscription agreement (“Share Subscription Agreement”) with Lightwind Global Limited (the “Investor”), an indirect wholly-owned subsidiary of Dida Inc. (HKEX: 2559).

Pursuant to the Share Subscription Agreement, the Company agreed to issue and sell, and the Investor agreed to subscribe for 1,543,845,204 Class A ordinary shares of the Company for an aggregate subscription amount of US$7.5 million, based on a subscription price of US$0.004858 per share. The completion of transaction is subject to the closing conditions set forth in the Share Subscription Agreement.

Change in Fiscal Year

On November 22, 2024, the Company’s Board of Directors has approved a change in the Company’s fiscal year end from March 31 to December 31. The primary purpose of this change is to streamline the Company’s financial reporting with global standards and align with industry practices, enhancing comparability with peers. This adjustment also allows the Company to better synchronize operational planning and reporting cycles with market trends and customer demands, ensuring more effective communication with stakeholders and investors.

The Company will file a transition report on Form 20-F to cover the transition period from April 1, 2024 to December 31, 2024 in due course as required under applicable regulations.

Business Outlook

For the three months ending December 31, 2024, the Company expects its retail transaction volume to be within the range of 7,800 units to 8,100 units. The Company estimates that its total revenues including retail vehicle sales revenue, wholesale vehicle sales revenue and other revenue to be within the range of RMB560 million to RMB580 million. The Company expects its Non-GAAP adjusted EBITDA to be positive. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to changes.

Conference Call

Uxin’s management team will host a conference call on Monday, November 25, 2024, at 8:00 A.M. U.S. Eastern Time (9:00 P.M. Beijing/Hong Kong time on the same day) to discuss the financial results. In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive access details for this conference including an event passcode, a unique access PIN, dial-in numbers, and an e-mail with detailed instructions to join the conference call.

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Conference Call Preregistration: https://dpregister.com/sreg/10194615/fe03e343b8

A telephone replay of the call will be available after the conclusion of the conference call until December 2, 2024. The dial-in details for the replay are as follows:

U.S.:	+1 877 344 7529
International:	+1 412 317 0088
Replay PIN:	4912684

A live webcast and archive of the conference call will be available on the Investor Relations section of Uxin’s website at http://ir.xin.com.

About Uxin

Uxin is China’s leading used car retailer, pioneering industry transformation with advanced production, new retail experiences, and digital empowerment. We offer high-quality and value-for-money vehicles as well as superior after-sales services through a reliable, one-stop, and hassle-free transaction experience. Under our omni-channel strategy, we are able to leverage our pioneering online platform to serve customers nationwide and establish market leadership in selected regions through offline inspection and reconditioning centers. Leveraging our extensive industry data and continuous technology innovation throughout more than ten years of operation, we have established strong used car management and operation capabilities. We are committed to upholding our customer-centric approach and driving the healthy development of the used car industry.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses certain non-GAAP measures, including Adjusted EBITDA and adjusted net loss from operations per share – basic and diluted, as supplemental measures to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Adjusted EBITDA as EBITDA excluding share-based compensation, fair value impact of the issuance of senior convertible preferred shares, foreign exchange (losses)/gains, other income/(expenses), equity in income of affiliates and dividend from long-term investment, net gain from extinguishment of debt. The Company defines adjusted net loss attributable to ordinary shareholders per share – basic and diluted as net loss attributable to ordinary shareholders per share excluding impact of share-based compensation, fair value impact of the issuance of senior convertible preferred shares, deemed dividend to preferred shareholders due to triggering of a down round feature and accretion on redeemable non-controlling interests. The Company presents the non-GAAP financial measures because they are used by the management to evaluate the operating performance and formulate business plans. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of its operating performance as this measure excludes certain finance or non-cash items that the Company does not believe directly reflect its core operations. The Company believes that excluding these items enables us to evaluate our performance period-over-period more effectively and relative to our competitors.

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The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using Adjusted EBITDA is that it does not reflect all items of income and expenses that affect the Company’s operations. Share-based compensation, foreign exchange (losses)/gains and other income/(expenses) have been and may continue to be incurred in the business. Further, the non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Uxin’s non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader, except for those transaction amounts that were actually settled in U.S. dollars. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.0176 to US$1.00, representing the index rate as of September 30, 2024 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Uxin’s strategic and operational plans, contain forward-looking statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: impact of the COVID-19 pandemic, Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media enquiries, please contact:

Uxin Limited Investor Relations

Uxin Limited

Email: ir@xin.com

The Blueshirt Group

Mr. Jack Wang

Phone: +86 166-0115-0429

Email: Jack@blueshirtgroup.co

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Uxin Limited

Unaudited Consolidated Statements of Comprehensive Loss

(In thousands except for number of shares and per share data)

	For the three months ended September 30,			For the six months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Retail vehicle sales	248,910	444,399	63,326	435,759	769,366	109,634
Wholesale vehicle sales	99,335	37,826	5,390	193,982	101,723	14,495
Others	7,822	14,995	2,137	15,348	27,315	3,892
Total revenues	356,067	497,220	70,853	645,089	898,404	128,021

Cost of revenues	(334,033)	(462,360)	(65,886)	(605,414)	(837,959)	(119,408)
Gross profit	22,034	34,860	4,967	39,675	60,445	8,613

Operating expenses
Sales and marketing	(48,443)	(56,060)	(7,988)	(94,991)	(115,413)	(16,446)
General and administrative	(35,116)	(26,074)	(3,716)	(68,219)	(54,194)	(7,723)
Research and development	(9,219)	(2,361)	(336)	(18,080)	(5,741)	(818)
Reversal of credit losses, net	1,141	162	23	1,837	162	23
Total operating expenses	(91,637)	(84,333)	(12,017)	(179,453)	(175,186)	(24,964)

Other operating income, net	3,214	10,824	1,542	10,199	13,607	1,939

Loss from operations	(66,389)	(38,649)	(5,508)	(129,579)	(101,134)	(14,412)

Interest income	45	10	1	146	26	4
Interest expenses	(7,710)	(24,095)	(3,434)	(12,829)	(46,953)	(6,691)
Other income	11,435	1,498	213	13,802	2,131	304
Other expenses	(378)	(1,331)	(190)	(650)	(2,131)	(304)
Net gain from extinguishment of debt	-	-	-	-	35,222	5,019
Foreign exchange gains	964	969	138	539	1,448	206
Fair value impact of the issuance of senior convertible preferred shares	5,017	-	-	(31,852)	-	-
Loss before income tax expense	(57,016)	(61,598)	(8,780)	(160,423)	(111,391)	(15,874)
Income tax expense	(108)	-	-	(273)	(38)	(5)
Equity in income of affiliates, net of tax	-	2,429	346	-	2,429	346
Dividend from long-term investment	-	-	-	11,970	-	-
Net loss, net of tax	(57,124)	(59,169)	(8,434)	(148,726)	(109,000)	(15,533)
Add: net loss/(profit) attribute to redeemable non-controlling interests and non-controlling interests shareholders	19	(1,668)	(238)	21	(3,309)	(472)
Net loss attributable to UXIN LIMITED	(57,105)	(60,837)	(8,672)	(148,705)	(112,309)	(16,005)
Deemed dividend to preferred shareholders due to triggering of a down round feature	(278,800)	-	-	(278,800)	-	-
Net loss attributable to ordinary shareholders	(335,905)	(60,837)	(8,672)	(427,505)	(112,309)	(16,005)

Net loss	(57,124)	(59,169)	(8,434)	(148,726)	(109,000)	(15,533)
Foreign currency translation, net of tax nil	292	(6,763)	(964)	3,606	(7,979)	(1,137)
Total comprehensive loss	(56,832)	(65,932)	(9,398)	(145,120)	(116,979)	(16,670)
Add: net loss/(profit) attribute to redeemable non-controlling interests and non-controlling interests shareholders	19	(1,668)	(238)	21	(3,309)	(472)
Total comprehensive loss attributable to UXIN LIMITED	(56,813)	(67,600)	(9,636)	(145,099)	(120,288)	(17,142)

Net loss attributable to ordinary shareholders	(335,905)	(60,837)	(8,672)	(427,505)	(112,309)	(16,005)
Weighted average shares outstanding – basic	1,428,081,692	56,418,967,059	56,418,967,059	1,425,861,229	56,415,815,208	56,415,815,208
Weighted average shares outstanding – diluted	1,428,081,692	56,418,967,059	56,418,967,059	1,425,861,229	56,415,815,208	56,415,815,208

Net loss per share for ordinary shareholders, basic	(0.24)	(0.00)	(0.00)	(0.30)	(0.00)	(0.00)
Net loss per share for ordinary shareholders, diluted	(0.24)	(0.00)	(0.00)	(0.30)	(0.00)	(0.00)

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Uxin Limited

Unaudited Consolidated Balance Sheets

(In thousands except for number of shares and per share data)

	As of March 31,	As of September 30,
	2024	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	23,339	29,094	4,146
Restricted cash	594	674	96
Accounts receivable, net	2,089	2,976	424
Loans recognized as a result of payments under guarantees, net of provision for credit losses of RMB7,995 and RMB7,833 as of March 31, 2024 and September 30, 2024, respectively	-	-	-
Other receivables, net of provision for credit losses of RMB22,739 and RMB22,739 as of March 31, 2024 and September 30, 2024, respectively	18,080	17,601	2,508
Inventory, net	110,494	182,818	26,051
Prepaid expenses and other current assets	71,787	88,258	12,577
Total current assets	226,383	321,421	45,802

Non-current assets
Property, equipment and software, net	74,243	69,017	9,835
Long-term investments (i)	279,300	-	-
Other non-current assets	268	-	-
Finance lease right-of-use assets, net	1,339,537	1,353,638	192,892
Operating lease right-of-use assets, net	168,418	160,243	22,834
Total non-current assets	1,861,766	1,582,898	225,561

Total assets	2,088,149	1,904,319	271,363

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	80,745	82,751	11,792
Other payables and other current liabilities	370,802	316,484	45,100
Current portion of operating lease liabilities	12,310	11,402	1,625
Current portion of finance lease liabilities	51,160	182,964	26,072
Short-term borrowing from third parties	71,181	129,423	18,443
Short-term borrowing from related party	7,000	2,000	285
Current portion of long-term debt (i)	291,950	-	-
Total current liabilities	885,148	725,024	103,317

Non-current liabilities
Long-term borrowings from related party (iii)	-	52,555	7,489
Consideration payable to WeBank (ii)	-	34,608	4,932
Finance lease liabilities	1,191,246	1,123,092	160,039
Operating lease liabilities	154,846	149,846	21,353
Total non-current liabilities	1,346,092	1,360,101	193,813

Total liabilities	2,231,240	2,085,125	297,130

Mezzanine equity
Redeemable non-controlling interests	149,991	153,308	21,846
Total Mezzanine equity	149,991	153,308	21,846

Shareholders’ deficit
Ordinary shares	39,806	39,816	5,674
Additional paid-in capital	18,928,837	18,960,679	2,701,875
Subscription receivable from shareholders	(107,879)	(60,467)	(8,616)
Accumulated other comprehensive income	225,090	217,111	30,938
Accumulated deficit	(19,378,705)	(19,491,014)	(2,777,450)
Total Uxin’s shareholders’ deficit	(292,851)	(333,875)	(47,579)
Non-controlling interests	(231)	(239)	(34)
Total shareholders’ deficit	(293,082)	(334,114)	(47,613)

Total liabilities, mezzanine equity and shareholders’ deficit	2,088,149	1,904,319	271,363

(i) Long-term borrowing outstanding as of March 31, 2024 was pledged with the equity interest the Group holds in an investment. The long-term borrowing will be due in December 2024. In December 2023, the Group entered into a supplementary agreement with the borrower, mutually agreed that if the Group successfully disposes the investment pledged and pays the borrower cash proceeds of RMB240.0 million, the remaining principal and interests will be waived. In conjunction with the sale of investment transaction, the Group also entered into a financial advisory agreement and a supplement agreement in which the Group will incur the advisory expense of RMB36.9 million upon the successful completion of the sale of investment. However, if the sale of investment transaction fails, the Group is still obligated to repay all the principal and interests under the original borrowing agreement. Given the uncertainty of the sale of investment, the Group did not account for the extinguishment of the borrowing as a result of a troubled debt restructuring until the completion of the sale of investment and settlement of the borrowing in April 2024. As of the settlement date, the investment was disposed at a consideration of RMB271.3 million, whereas the Group still entitled a cash dividend of RMB8.0 million from the investee that was subsequently received in July 2024. Accordingly, the Group derecognized the investment with a carrying value of RMB279.3 million with no gains/losses from the disposal recognized. Concurrently, the Group also repaid the borrower RMB240.0 million and incurred the advisory expense of RMB36.9 million. Accordingly, the Group recognized the net gain from extinguishment of debt amounting to RMB35.2 million for the quarter ended June 30, 2024, which is the difference between the total amount of borrowing of RMB312.1 million derecognized (including principal of RMB292.0 million and interests of RMB20.1 million) and the aggregate amount of RMB240.0 million repaid and the advisory expense of RMB36.9 million.

(ii) On June 21, 2024, the Company entered into another supplemental agreement with WeBank which revised and extended the repayment schedule of RMB30.0 million each due on June 30, 2024 and December 31, 2024 respectively to the monthly repayments of RMB2.5 million for each month from December 2024 to November 2026. As of September 30, 2024, the Group classified the payables to Webank amounting to RMB34.6 million repayable after twelve months from September 30, 2024 as “Consideration payable to WeBank” in non-current liabilities.

(iii) On September 12, 2024, the Company’s Anhui subsidiary (“Uxin Anhui”) entered into a loan agreement with Pintu (Beijing) information Technology Co., Ltd. (“Pintu Beijing”), pursuant to which Pintu Beijing agreed to extend loan to Uxin Anhui in a principal amount of the RMB equivalent of US$7.5 million for a term of 18 months from the drawdown date unless other repayment schedule is negotiated and mutually agreed by Uxin Anhui and Pintu Beijing. The interest rate is 5.35% per annum within 12 months after the drawdown date, and 8% per annum after 12 months until the loan is repaid in full. The loan is guaranteed by Uxin’s Shaanxi subsidiary pursuant to a guarantee agreement entered on the same date. On September 13, 2024, Uxin Anhui made the drawdown of this loan, and the total RMB amount received was RMB53.4 million, which was classified as “Long-term borrowings from related party” in non-current liabilities.

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* Share-based compensation charges included are as follows:

	For the three months ended September 30,			For the six months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Sales and marketing	661	—	—	993	136	19
General and administrative	12,243	13,992	1,994	21,668	25,776	3,673
Research and development	885	—	—	1,279	128	18

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Uxin Limited

Unaudited Reconciliations of GAAP And Non-GAAP Results

(In thousands except for number of shares and per share data)

	For the three months ended September 30,			For the six months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net loss, net of tax	(57,124)	(59,169)	(8,434)	(148,726)	(109,000)	(15,533)

Add: Income tax expense	108	-	-	273	38	5
Interest income	(45)	(10)	(1)	(146)	(26)	(4)
Interest expenses	7,710	24,095	3,434	12,829	46,953	6,691
Depreciation	6,684	15,479	2,206	13,097	32,056	4,568
EBITDA	(42,667)	(19,605)	(2,795)	(122,673)	(29,979)	(4,273)

Add: Share-based compensation expenses	13,789	13,992	1,994	23,940	26,040	3,710
- Sales and marketing	661	-	-	993	136	19
- General and administrative	12,243	13,992	1,994	21,668	25,776	3,673
- Research and development	885	-	-	1,279	128	18
Other income	(11,435)	(1,498)	(213)	(13,802)	(2,131)	(304)
Other expenses	378	1,331	190	650	2,131	304
Foreign exchange gains	(964)	(969)	(138)	(539)	(1,448)	(206)
Equity in income of affiliates, net of tax	-	(2,429)	(346)	-	(2,429)	(346)
Dividend from long-term investment	-	-	-	(11,970)	-	-
Net gain from extinguishment of debt	-	-	-	-	(35,222)	(5,019)
Fair value impact of the issuance of senior convertible preferred shares	(5,017)	-	-	31,852	-	-

Non-GAAP adjusted EBITDA	(45,916)	(9,178)	(1,308)	(92,542)	(43,038)	(6,134)

	For the three months ended September 30,			For the six months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to ordinary shareholders	(335,905)	(60,837)	(8,672)	(427,505)	(112,309)	(16,005)
Add: Share-based compensation expenses	13,789	13,992	1,994	23,940	26,040	3,710
- Sales and marketing	661	-	-	993	136	19
- General and administrative	12,243	13,992	1,994	21,668	25,776	3,673
- Research and development	885	-	-	1,279	128	18
Fair value impact of the issuance of senior convertible preferred shares	(5,017)	-	-	31,852	-	-
Add: accretion on redeemable non-controlling interests	-	1,668	238	-	3,318	473
Deemed dividend to preferred shareholders due to triggering of a down round feature	278,800	-	-	278,800	-	-

Non-GAAP adjusted net loss attributable to ordinary shareholders	(48,333)	(45,177)	(6,440)	(92,913)	(82,951)	(11,822)

Net loss per share for ordinary shareholders - basic	(0.24)	(0.00)	(0.00)	(0.30)	(0.00)	(0.00)
Net loss per share for ordinary shareholders – diluted	(0.24)	(0.00)	(0.00)	(0.30)	(0.00)	(0.00)
Non-GAAP adjusted net loss to ordinary shareholders per share – basic and diluted	(0.03)	(0.00)	(0.00)	(0.07)	(0.00)	(0.00)
Weighted average shares outstanding – basic	1,428,081,692	56,418,967,059	56,418,967,059	1,425,861,229	56,415,815,208	56,415,815,208
Weighted average shares outstanding – diluted	1,428,081,692	56,418,967,059	56,418,967,059	1,425,861,229	56,415,815,208	56,415,815,208

Note: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00 = RMB7.0176 as of September 30, 2024 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.

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